January 27, 2020

Michael Karnjanaprakorn
Chief Executive Officer
Otis Collection LLC
335 Madison Ave, 3rd Floor
New York, NY 10017

       Re: Otis Collection LLC
           Amednment No. 1 to Offering Statement on Form 1-A
           Filed January 10, 2020
           File No. 024-11126

Dear Mr. Karnjanaprakorn:

      We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 24, 2019 letter.

Amendment No.1 to Offering Circular on Form 1-A

Liquidity Platform, page 45

1. We note your revised disclosure in response to comment 6 regarding your platform that would match potential investors with existing stockholders desiring to sell their shares.
      Please provide us with an analysis of how this platform should not be considered an
      ``exchange   under the criteria provided in Rule 3b-16 of the Exchange
Act. Further, your
      disclosure suggests that you may seek an exemption from registration for this platform, such as through compliance with Regulation ATS, but your response suggests otherwise.
      Elaborate upon your response and disclosure to explain how you will determine the applicability of Regulation ATS to your platform and any risks associated with your determinations. Finally, please provide risk factor disclosure acknowledging the risks of
 Michael Karnjanaprakorn
Otis Collection LLC
January 27, 2020
Page 2
         your determination that that the creation of a resale market by your manager would not cause your manager to be considered a broker-dealer.
General

2. We note your response to prior comment 4. Please revise your disclosure to convey to investors, as you state in your response, that you do not believe there to be a difference in the assets you are acquiring and holding versus those being acquired and held by Otis
         Gallery, for which you share a Manager. In doing so, please convey to investors your belief that the risks and benefits of investing in one entity versus the other are substantially similar, if true, and highlight the material differences, if any, or state that there are none. Please also confirm, as you suggest in your response, that you intend to aggregate all of the offerings being made by you and your affiliate in assessing compliance with Rule 251(a)(2) of Regulation A.
       You may contact Scott Anderegg, Staff Attorney at 202-551-3342 or Mara Ransom,
Office Chief at 202-551-3264 with any questions.



FirstName LastNameMichael Karnjanaprakorn                       Sincerely,
Comapany NameOtis Collection LLC
                                                                Division of
Corporation Finance
January 27, 2020 Page 2                                         Office of Trade
& Services
FirstName LastName